Exhibit 99.1

Secretary Steven Mnuchin’s Liberty Strategic Capital to Invest $150 Million

in Satellogic and CF Acquisition Corp. V (Nasdaq: CFV)

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Investment will support Satellogic as it scales its constellation, with the goal of weekly remapping of the entire Earth’s surface in 2023 and daily remapping thereafter, unlocking countless commercial, sustainability, and government applications

•	Secretary Mnuchin to serve as Non-Executive Chairman of Satellogic Board of Directors

•	Howard W. Lutnick, Chairman and CEO of Cantor Fitzgerald and CFV, to join Satellogic Board of Directors

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Satellogic satellites have the capacity to collect more images than the closest four satellite competitors combined, changing the way we see our Earth by delivering data that helps analyze and develop solutions for the world’s most pressing problems within a $140 billion TAM opportunity[1]

•	Total committed capital of $265 million; merger slated to close in Q1 2022

New York, N.Y. — January 18, 2022—Satellogic, a leader in sub-meter resolution satellite imagery collection, currently 70 centimeters, and CF Acquisition Corp. V (Nasdaq: CFV) (“CFV”), a special purpose acquisition company sponsored by Cantor Fitzgerald, today announced that they have secured an additional $150 million private placement commitment from Liberty Strategic Capital (“Liberty”), a private equity firm founded and led by former U.S. Secretary of the Treasury Steven T. Mnuchin.

This investment brings the total committed capital coming into Satellogic in this series of transactions to more than $265 million, building on the previously announced PIPE offering of $100 million led by SoftBank’s SBLA Advisers Corp. and Cantor Fitzgerald, among other top-tier institutional investors. Cantor Fitzgerald has increased its PIPE participation to approximately $58 million from the previously disclosed amount of $33 million. Both the Liberty and SoftBank SBLA Advisers Corp. placements are subject to lock-up provisions for a minimum of a year. The capital will further position Satellogic to remap the entire surface of the Earth in sub-meter resolution, creating unprecedented data analytics and commercial applications within its $140 billion Total Addressable Market (“TAM”).

In connection with Liberty’s investment in Satellogic, Secretary Mnuchin will join Satellogic’s Board of Directors as Non-Executive Chairman. Chairman and CEO of Cantor Fitzgerald and CFV Howard Lutnick will also join the Board of Directors.

Secretary Mnuchin, Founder and Managing Partner of Liberty, said, “It is hard to overstate the importance of up-to-date, high resolution Earth imagery as an aid to decision making across a broad variety of contexts. As Satellogic builds out its network to provide daily remaps of the Earth’s surface at a low cost, we believe the company is well positioned to provide governments and businesses with the information they need to make better, more well-informed decisions with respect to a host of pressing problems. We are excited to partner with Satellogic as they continue to innovate in this exciting and growing market.”

Emiliano Kargieman, CEO of Satellogic, said, “We are thrilled to welcome Secretary Mnuchin and Howard Lutnick to the Satellogic Board of Directors, and Liberty and its investors to our ownership as a public company. This transaction is a significant step towards our plan of daily sub-meter resolution world remaps ready to address vast and affordable commercial applications.”

[1]	Source: Euroconsult

Howard W. Lutnick, Chairman and CEO of Cantor Fitzgerald and CFV, stated, “I’m excited Secretary Mnuchin and the team at Liberty share our enthusiasm for the enormous value Satellogic’s massive data capacity unlocks. Satellogic’s low-earth images will bring unique data sets and global analytics to the private sector and governments world-wide.”

Company Highlights

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Images that Change the Way We See the Earth: Satellogic’s satellites have more capture capacity than the closest four satellite competitors combined. Satellogic intends to launch additional satellites in 2022, more than doubling its data and imagery capacity, and it expects to create weekly sub-meter resolution world remaps by the end of 2023 and daily remaps thereafter.

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Highly Scalable, Competitive Operating Model: Satellogic’s unique, patented camera design, underpinned by vertically integrated manufacturing, enables its satellites to capture 10 times more data at one-tenth of the cost of its competitors’ high-resolution Earth Observation satellites. Satellogic also benefits from shorter R&D cycles and the ability to efficiently scale while maintaining overall quality.

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Delivering Data to Solve the World’s Most Pressing Problems: Satellogic was founded to help solve some of the greatest challenges of our time: resource utilization and distribution. From tradeoffs between food, energy and water supplies, to monitoring the impacts of natural disasters, global health and humanitarian crises in the midst of a looming climate emergency; access to a continually refreshed source of global, high-quality data is critical to confronting some of the world’s most crucial issues.

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Unparalleled Commercial and Government Applications: Using its patented satellite technology, Satellogic’s enormous comparative image and data capture capacity position it for vast commercial and government applications through a live catalog of every square meter of Earth. For instance, governments could monitor their borders or assess supply chain congestion, companies and communities could swiftly analyze the wake of a hurricane or fire to determine damage, and climate scientists can track the impact of global warming and resource utilization to inform policymakers, among countless other use cases. Across industries and around the globe, Satellogic customers will be able to make smarter decisions, informed by the best-in-class technology and leading content collection at an affordable price point.

Next Steps

The proposed merger with CFV is projected to close in the first quarter of 2022. Liberty’s investment in Satellogic is expected to close in mid-February after the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

A proxy statement/prospectus supplement is being filed with the Securities and Exchange Commission for CFV’s special meeting of stockholders, which is scheduled for January 24, 2022 at 11:00 a.m. EST via live webcast.

Advisors

Cantor Fitzgerald & Co. is serving as financial advisor and capital markets advisor to CFV as well as placement agent on the PIPE, with Hughes Hubbard & Reed LLP serving as legal counsel to CFV. J.P. Morgan is serving as financial advisor to Satellogic, with Friedman Kaplan Seiler & Adelman LLP and Greenberg Traurig LLP serving as legal counsel to the Company. Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as legal counsel to Liberty Strategic Capital.

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About Satellogic

Founded in 2010 by Emiliano Kargieman and Gerardo Richarte, Satellogic is the first vertically integrated geospatial company, driving real outcomes with planetary-scale insights. Satellogic is building the first scalable, fully automated Earth Observation platform with the ability to remap the entire planet at both high-frequency and high-resolution, providing accessible and affordable solutions for customers.

Satellogic’s mission is to democratize access to geospatial data through its information platform to help solve the world’s most pressing problems including climate change, energy supply, and food security. Using its patented Earth imaging technology, Satellogic unlocks the power of Earth Observation to deliver high-quality, planetary insights at the lowest cost in the industry. With more than a decade of experience in space, Satellogic has proven technology and a strong track record of delivering satellites to orbit and high-resolution data to customers at the right price point.

To learn more, please visit: http://www.satellogic.com

About CF Acquisition Corp. V

CF Acquisition Corp. V is a blank check company led by Chairman and Chief Executive Officer Howard W. Lutnick and sponsored by Cantor Fitzgerald.

About Cantor Fitzgerald

Cantor Fitzgerald, with over 12,000 employees, is a leading global financial services group at the forefront of financial and technological innovation and has been a proven and resilient leader for over 70 years. Cantor Fitzgerald & Co. is a preeminent investment bank serving more than 5,000 institutional clients around the world, recognized for its strengths in fixed income and equity capital markets, investment banking, SPAC underwriting and PIPE placements, prime brokerage and commercial real estate and for its global distribution platform. Cantor Fitzgerald & Co. is one of the 24 primary dealers authorized to transact business with the Federal Reserve Bank of New York. For more information, please visit: www.cantor.com.

Additional Information

This press release relates to a proposed transaction between Satellogic and CFV. In connection with the transaction described herein, CFV and Satellogic have filed relevant materials with the SEC, including an effective registration statement on Form F-4, which includes a prospectus of Satellogic and a proxy statement of CFV. The definitive proxy statement was sent to all CFV stockholders. Satellogic and CFV will also file other documents regarding the proposed transaction with the SEC including a proxy statement/prospectus supplement describing the Liberty investment in more detail. Before making any voting or investment decision, investors and security holders of Satellogic and CFV are urged to read the registration statement, the proxy statement/prospectus, the proxy statement/prospectus supplement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus, the proxy statement/prospectus supplement and all other relevant documents filed or that will be filed with the SEC by Satellogic or CFV through the website maintained by the SEC at www.sec.gov.

The documents filed by CFV with the SEC also may be obtained free of charge upon written request to CF Acquisition Corp. V, 110 East 59th Street, New York, NY 10022 or via email at CFV@cantor.com. The documents filed by Satellogic with the SEC also may be obtained free of charge upon written request to Satellogic USA, Inc., 210 Delburg St., Davidson, NC 28036.

Participants in the Solicitation

Satellogic, CFV and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CFV’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of CFV’s securities are, or will be, contained in CFV’s filings with the SEC, and such information and names of Satellogic’s directors and executive officers are also in the registration statement on Form F-4 filed with the SEC by Satellogic and the proxy statement/prospectus supplement.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CFV or Satellogic, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This press release contains “forward-looking statements,” including statements regarding the proposed transaction between CFV and Satellogic. Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CFV’s, Satellogic’s or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on CFV’s and Satellogic’s current expectations and beliefs concerning future developments and their potential effects on CFV or Satellogic and include statements concerning (i) leadership changes, (ii) Satellogic’s ability to scale its constellation, (iii) Satellogic’s ability to meet image quality expectations and continue to offer superior unit economics, (iv) Satellogic’s ability to become or remain an industry leader, (v) the number of commercial applications for Satellogic’s products and services, (vi) Satellogic’s ability to address all commercial applications for satellite imagery or address a certain total addressable market and the expected size of that market, (vii) expectations regarding cash on the balance sheet following closing of the business combination and the PIPE offering, including after giving effect to expected redemptions of CFV stock, and whether such cash will be sufficient to meet Satellogic’s business objectives and (viii) the expected timing of closing the transaction and the Liberty investment. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this press release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by, an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CFV and Satellogic. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CFV’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by CFV’s stockholders, the satisfaction of the minimum trust account amount following any redemptions by CFV’s public stockholders and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (iv) the inability to complete the PIPE offering or the Liberty investment, (v) the effect of the announcement or pendency of the transaction on Satellogic’s business relationships, operating results and business generally, (vi) risks that the transaction disrupts current plans and operations of Satellogic, (vii) changes in the competitive and highly regulated industries in which Satellogic operates, variations in operating performance across competitors and changes in laws and regulations affecting Satellogic’s business, (viii) the ability to implement business plans, forecasts and other expectations after the completion of the transaction, and identify and realize additional opportunities, (ix) the risk of downturns in the commercial launch services, satellite and spacecraft industry, (x) the outcome of any legal proceedings that may be instituted against Satellogic or CFV related to the merger agreement or the transaction, (xi) volatility in the price of CFV’s or any successor entity’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Satellogic operates or plans to operate, variations in performance across competitors, changes in laws and regulations affecting Satellogic’s business and changes in the combined capital structure, (xii) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xiii) the risk that Satellogic and its current and future collaborators are unable to successfully develop and commercialize Satellogic’s products or services, or experience significant delays in doing so, (xiv) the risk that Satellogic may never achieve or sustain profitability, (xv) the risk that Satellogic may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all, (xvi) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xvii) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (xviii) the risk of product liability or regulatory lawsuits or proceedings relating to Satellogic’s products and services, (xix) the risk that Satellogic is unable to secure or protect its intellectual property and (xx) the risk that the post-combination company’s securities will not be approved for listing on The Nasdaq Stock Market LLC or another stock exchange or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-4 and proxy statement/prospectus discussed above and other documents filed or to be filed by CFV, Satellogic and/or any successor entity of the transaction from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Satellogic and CFV assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Satellogic nor CFV gives any assurance that either Satellogic, CFV or the combined company will achieve its expectations.

Contacts

Satellogic

Media Relations:

Satellogic

pr@satellogic.com

FTI Consulting

Rachel Chesley

Satellogic@fticonsulting.com

Investor Relations:

MZ Group

Chris Tyson/Larry Holub

SATL@mzgroup.us

CF Acquisition Corp. V

Karen Laureano-Rikardsen

KLRikardsen@cantor.com